UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                             Urban Outfitters, Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Shares
                                  -------------
                         (Title of Class of Securities)

                                    917047102
                                    ---------
                                 (Cusip Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                        -----------------------------------
CUSIP NO.  917047102          13G           Page       of       Pages
--------------------                        -----------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Richard A. Hayne
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                        5        SOLE VOTING POWER
            NUMBER OF
             SHARES                              7,740,000
          BENEFICIALLY           ----------------------------------------------
            OWNED BY                    6        SHARED VOTING POWER
              EACH
            REPORTING                            2,874 (represents Reporting
             PERSON                              Person's shares allocated
              WITH                               pursuant to the Urban
                                                 Outfitters, Inc. Profit
                                                 Sharing Plan Trust)
                                 ----------------------------------------------
                                        7        SOLE DISPOSITIVE POWER

                                                 7,740,000
                                 ----------------------------------------------
                                        8        SHARED DISPOSITIVE POWER

                                                 2,874 (represents Reporting
                                                 Person's shares allocated
                                                 pursuant to the Urban
                                                 Outfitters, Inc. Profit
                                                 Sharing Plan Trust)
-------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,742,874
-------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Row 9 excludes 149,998 shares owned by Reporting Person's spouse of which the Reporting Person disclaims beneficial ownership.
-------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           44.2%
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                  SCHEDULE 13-G - TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(c)


Item 1.

         (a)      Name of Issuer.

                           Urban Outfitters, Inc.

         (b)      Address of Issuer's Principal Executive Offices.

                           1809 Walnut Street
                           Philadelphia, Pennsylvania 19103

Item 2.

         (a)      Name of Person Filing.

                           Richard A. Hayne

         (b)      Address of Principal Business Office or, if none, Residence.

                           1809 Walnut Street
                           Philadelphia, Pennsylvania 19103

         (c)      Citizenship.

                           United States

         (d)      Title of Class of Securities.

                           Common Shares

         (e)      CUSIP Number.

                           917047102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership.

         (a)      Amount Beneficially Owned.

                           7,742,874 Common Shares (Excludes 149,998 shares owned by the Reporting Person's spouse of which the Reporting Person disclaims beneficial ownership)

         (b)      Percent of Class.

                           44.2%

         (c)      Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote:
                               7,740,000.

                        (ii)   shared power to vote or to direct the vote:
                               2,874 (represents Reporting Person's shares allocated pursuant to the Urban Outfitters, Inc. Profit-Sharing Fund Trust)

                       (iii) sole power to dispose or to direct the disposition of: 7,740,000

                        (iv) shared power to dispose or to direct the disposition of: 2,874 (represents Reporting Person's shares allocated pursuant to the Urban Outfitters, Inc. Profit-Sharing Fund Trust)

Item 5.  Ownership of Five Percent or Less of a Class.

                           Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Of the shares being reported as beneficially owned by the Reporting Person: (i) 553,334 shares are held by a trust which the Reporting Person serves as co-trustee; and (ii) 553,334 are held by another trust which the Reporting Person serves as co-trustee. Each such trust has the right to receive dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not applicable.

Item 8.  Identification and Classification of Members of a Group.

                           Not applicable.

Item 9.  Notice of Dissolution of Group.

                           Not applicable.

Item 10. Certification.

                           Not applicable.


                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 11, 1997
                                          ----------------------------
                                          Date

                                          /s/Richard A. Hayne
                                          ----------------------------
                                          Signature


                                          Richard A. Hayne, President
                                          ----------------------------
                                          Name/Title




                                       -3-